SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                 Thinkpath Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    884099102
                                 (CUSIP Number)

                                Stonestreet L.P.
                              260 Town Centre Blvd.
                                    Suite 201
                            Markham, Ontario L3R 8H8

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 5, 2002
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
                                      |_|

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS [ENTITIES ONLY]

          STONESTREET L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

          (a) |_|
          (b) |X| - NOT A MEMBER OF A GROUP
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

          OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

          Not Applicable.
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

          Canada
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    14,855,347(a)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        -0-
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           14,855,347(a)
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    -0-
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         14,855,347
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

          |_|
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          28.7% (b)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

          PN
--------------------------------------------------------------------------------

(a) Includes Warrants to purchase 335,444 shares of common stock ("Common Stock") of Thinkpath Inc. (the "Company").

(b) Based upon the Form 10-Q of the Company for the fiscal quarter ended September 30, 2002 filed with the Securities and Exchange Commission disclosing that there are 51,709,067 shares of Common Stock issued and outstanding.

Item 1. Security and Issuer.

The class of securities to which this statement on Schedule 13D relates is the common stock, no par value per share ("Common Stock"), of Thinkpath Inc., an Ontario corporation (the "Company"), with its principal business address at 55 University Avenue, Toronto, Ontario, Canada M5J 2H7

Item 2. Identity and Background.

(a) This statement is filed by Stonestreet L.P., an entity organized under the laws of Ontario ("Stonestreet"). Stonestreet is engaged in the business of investing in publicly traded equity securities for its own account. Michael Finkelstein has voting power and dispositive power on behalf of Stonestreet.

(b) The business address for Stonestreet is 260 Town Centre Blvd., Suite 201, Markham, Ontario L3R 8H8 Canada.

(c) N/A.

(d) Mr. Finkelstein has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e) Mr. Finkelstein has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Finkelstein is a citizen of Canada.

Item 3. Source and Amount of Funds or Other Consideration.

On April 18, 2001, Stonestreet acquired, for cash consideration, 500 shares of the Company's Series C Convertible Preferred Stock ("Preferred Stock") and warrants to purchase up to 275,492 shares of Common Stock for an aggregate purchase price of $500,000. All of such Preferred Stock has been converted into Common Stock and none of such warrants have been exercised. On June 8, 2001, Stonestreet acquired, for cash consideration, an additional 125 shares of Preferred Stock and warrants to purchase up to 59,952 shares of common stock. All of such shares of preferred stock have been converted and none of such warrants been exercised.

Item 4. Purpose of Transaction.

The purpose of this Schedule 13D is to report the conversions of 625 shares of the Preferred Stock into Common Stock. Stonestreet acquired the Preferred Stock and warrants for investment purposes. While Stonestreet has no present plans to do so, Stonestreet may exercise its controlling interest in the Company to alter the current direction of the Company and exercise its control by seeking, or causing the Company to seek, strategic business combinations and opportunities.

Stonestreet, except as described in this Item 4, does not have any definitive present plans or proposals which will relate to or would result in any of the events or actions described in clauses (a) through (j) of Item 4 of Schedule 13D, except for the sale of its shares of Common Stock in ordinary brokerage transactions.

Item 5. Interest in Securities of the Issuer.

(a) Stonestreet is the beneficial owner of 14,855,347 shares of Common Stock, which, to Stonestreet's knowledge, represents 28.7% of the outstanding Common Stock as of the date hereof. Mr. Finkelstein does not own any other securities of the Company. The shares beneficially owned by Stonestreet also includes warrants to purchase up to 335,444 shares of Common Stock.

(b) Stonestreet has the sole power to vote or direct the vote of and the sole power to dispose or to direct the disposition of all shares of Common Stock listed above. Neither Stonestreet nor Mr. Finkelstein have the shared power to vote or to direct the vote of, nor the shared power to dispose or to direct the disposition of, any other shares of Common Stock.

(c) Except as described above under Item 4, Stonestreet did not effect any transactions with the Company in the Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         N/A

Item 7. Material to be Filed as Exhibits.

         N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 16, 2002

STONESTREET L.P.


By: /s/ Michael Finkelstein
    ------------------------------------------
    Michael Finkelstein, Authorized Signatory